Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 9, 2024

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 9, 2024. Each of the matters is described in greater detail in the Notice of the 192nd Annual Meeting of Shareholders and Management Proxy Circular available at www.scotiabank.com in the Investor Relations section.

1.	Election of Directors

Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	511,248,772	95.47%	24,285,675	4.53%
Guillermo E. Babatz	522,561,674	97.58%	12,972,774	2.42%
Scott B. Bonham	517,463,986	96.63%	18,070,461	3.37%
Daniel (Don) H. Callahan	518,369,055	96.79%	17,165,392	3.21%
W. Dave Dowrich	524,253,539	97.89%	11,280,910	2.11%
Michael B. Medline	532,980,861	99.52%	2,553,587	0.48%
Lynn K. Patterson	523,437,271	97.74%	12,097,177	2.26%
Michael D. Penner	517,663,676	96.66%	17,870,771	3.34%
Una M. Power	521,969,123	97.47%	13,565,325	2.53%
Aaron W. Regent	512,275,698	95.66%	23,258,749	4.34%
Calin Rovinescu	516,115,230	96.37%	19,419,218	3.63%
Sandra J. Stuart	510,882,081	95.40%	24,652,367	4.60%
L. Scott Thomson	523,851,975	97.82%	11,682,473	2.18%
Benita M. Warmbold	509,539,402	95.15%	25,995,046	4.85%

2.	Appointment of Auditor

KPMG LLP was appointed as auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
516,898,034	93.59%	35,378,810	6.41%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
504,608,225	94.23%	30,923,456	5.77%

4.	Shareholder Proposal No. 1

Votes For	% For	Votes Against	% Against	Abstentions*
3,813,302	0.72%	527,404,733	99.28%	4,303,408

5.	Shareholder Proposal No. 2

Votes For	% For	Votes Against	% Against	Abstentions*
52,763,825	9.89%	480,767,996	90.11%	2,001,747

6.	Shareholder Proposal No. 3

Votes For	% For	Votes Against	% Against	Abstentions*
64,728,119	12.87%	438,105,884	87.13%	32,699,784

*	An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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